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                                                            SEC FILE NUMBER
                                                               000-26087
                                                       -------------------------

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                                                              CUSIP NUMBER
                                                               0001060846
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:    September 30, 1999

[ ]    Transition Report on Form 10-K
[ ]    Transition Report on Form 20-F
[ ]    Transition Report on Form 11-K
[ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:     First Reserve, Inc.

Former Name if Applicable:
________________________________________________________________________________

Address of Principal Executive Office (STREET AND NUMBER):
1360 S. Dixie Highway, Coral Gables, Florida 33146
----------------------------------------------------------
City, State and Zip Code:    Miami, Florida  33122

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |   (a)    The reasons described in reasonable detail in Part III of
        |          this form could not be eliminated without unreasonable
        |          effort or expense;
        |   (b)    The subject annual report or portion thereof will be filed
    [X] |          on or before the 15th calendar day following the
        |          prescribed due date; or the subject quarterly report or
        |          portion thereof will be filed on or before the fifth
        |          calendar day following the prescribed due date; and
        |   (c)    The accountant's statement or other exhibit required by
        |          Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED.)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Dennis J. Olle, Esq.             305                      858-5555
--------------------------------------------------------------------------------
               (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                                                    [X]  Yes          [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ]  Yes          [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                               First Reserve, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1999             By:    /s/ ROLAND A. SHUFFIELD

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFE 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILES. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (/section/232.201 or /section/232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (/section/232.13(b) of this chapter).

Attachment to Notification of Late Filing
in Form 12b-25 with respect fo the filing
of the Quarterly Report on Form 10-QSB
of First Reserve, Inc.
-----------------------------------------

PART III - NARRATIVE

         We are working on preparing the quarterly financial statements to comply with certain SEC comments received with regard to a previously filed report on Form 10-SB. The Company, working with its auditors, expects to resolve certain outstanding issues which will allow the filing of its Form 10-QSB within the extension period.

         In connection with our amended Form 10-SB, we received the aforementioned comment letter from the staff of the SEC on October 27, 1999, which included 17 comments (16 or which were accounting comments). On Monday, November 8, 1999 (after a week's delay), a discussion was held with a representative of the SEC's accounting staff which addressed certain concerns in the letter, most particularly the unavailability of certain historic financial statements, as well as other matters, including resolution of the (i) treatment of fiduciary funds, (ii) principles of combination, including First Reserve, Inc. (the issuer) and one of its subsidiaries, and (iii) the unavailability of certain unaudited financial statements for prior periods, etc.